UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33491

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DEJOUR ENERGY INC.
(Translation of registrant's name into English)

598-999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]          Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 hereto are each hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-183587) and Form S-8 (File No. 333-179540) of Dejour Energy Inc.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: March 21, 2014

By: /s/ David Matheson
Name: David Matheson
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s Discussion and Analysis for the year ended December 31, 2013
99.2	Consolidated Financial Statements for the year ended December 31, 2013
99.3	CEO Annual Certification under Canadian law
99.4	CFO Annual Certificate under Canadian law